                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                             REPUBLIC SERVICES, INC.
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                                (Name of Issuer)


                      CLASS A COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                   760759 10 0
                                  -------------
                                 (CUSIP Number)

                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  May 24, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

                                                (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO.   760759 100


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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            AUTONATION, INC. (FORMERLY KNOWN AS REPUBLIC INDUSTRIES, INC.)
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2                                                                    (b)[X]

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            SEC USE ONLY
    3

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            SOURCE OF FUNDS*
    4
            OO
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]
    5
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            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
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                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        3,154,380 (see Item 2)
            SHARES              ------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING             ------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           3,154,380 (see Item 2)
                                ------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
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           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           3,154,380 (see Item 2)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]
    12
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           1.8%
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           TYPE OF REPORTING PERSON*
    14
           CO
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                                  SCHEDULE 13D

CUSIP NO.   760759 100


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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            AUTONATION INSURANCE COMPANY, INC.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2                                                                    (b)[X]

--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Vermont
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                                           SOLE VOTING POWER
                                    7
          NUMBER OF                         3,154,380 (see Item 2)
            SHARES              ------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING             ------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                            3,154,380 (see Item 2)
                                ------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
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           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           3,154,380 (see Item 2)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]
    12
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           1.8%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    14
           CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         AutoNation, Inc., a Delaware corporation formerly known as Republic Industries, Inc. ("AutoNation"), and AutoNation Insurance Company, Inc., a Vermont corporation ("ANIC") (collectively, the "Reporting Persons"), hereby make the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder with respect to the shares of class A common stock, par value $.01 per share (the "Common Stock"), of Republic Services, Inc., a Delaware corporation(the "Issuer"). This Statement is an amendment to the Schedule 13D filed by AutoNation reflecting the reportable event which occurred on July 1, 1998, as amended by Amendment No. 1 as of March 2, 1999, and Amendment No. 2 as of May 3, 1999 (as so amended, the "Amended 13D"). Except as set forth below, no amendment is being made hereby to the Amended 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Amended 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by (i) ANIC as the direct beneficial owner of 3,154,380 shares of the Common Stock and (ii) AutoNation by virtue of it being the indirect owner of all of the outstanding stock of ANIC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of May 24, 1999, (i) ANIC directly beneficially owned, and had sole voting and dispositive power with respect to 3,154,380 shares of the Common Stock, representing approximately 1.8% of the 175,412,500 shares of the Common Stock issued and outstanding and AutoNation may be deemed to be the indirect beneficial owner of, and to have sole voting and dispositive power with respect to such shares by virtue of ANIC being an indirect wholly-owned subsidiary of AutoNation, and (ii) there are no shares of class B common stock issued or outstanding. Prior to the completion of the transactions described in Item 5(c), below, on May 24, 1999, the Reporting Persons owned 12,168,500 shares of the Common Stock, representing approximately 6.9% of the issued and outstanding shares of the Common Stock.

(c) The only transactions in the Common Stock by either of the Reporting Persons within the past 60 days, other than as described in the Amended 13D, was the sale on May 24, 1999, by ANIC of a total of 9,008,120 shares of the Common Stock to the U.S. underwriters and the international Managers of the Issuer's secondary public offering, described in the Amended 13D (collectively, the "Purchasers"), for a price of $16.875 per share pursuant to an over-allotment option granted to the Purchasers under Purchase Agreements entered into on April 27, 1999. Copies of those agreements were previously filed as exhibits to the Amended 13D.

(e) As a result of the transactions described in Item 5(c), above, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on May 24, 1999.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      AUTONATION INSURANCE COMPANY, INC.



Date: June 2, 1999                    By: /s/ Layne M. Lott
                                      ------------------------------------------
                                      President



                                      AUTONATION, INC.


Date: June 2, 1999                    By: /s/ James O. Cole
                                      ------------------------------------------
                                      Senior Vice President, General Counsel and
                                      Secretary